UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to the Number of Shares to be Held after Share Acquisition and Scheduled Acquisition Date

Relating to the Merger of SK Broadband and CJ HelloVision

The information relating to the acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”) set forth in “Item 3. 3. Number of Shares to be Held and Shareholding Ratio after Share Acquisition” and “Item 6. Scheduled Acquisition Date” of the Form 6-K furnished by SK Telecom Co., Ltd. on November 4, 2015 with respect to the “Decision on Acquisiton of Shares of CJ HellovVision” is amended and replaced as follows.

3. Number of Shares to be Held and Shareholding Ratio after Share Acquisition	Number of Shares to be Held	29,906,053
	Shareholding Ratio(%)	38.61%

6. Scheduled Acquisition Date

To be announced

(The acquisition is currently under review by the Ministry of Science, ICT and Future Planning and related organizations and we intend to provide further updates on timing upon further determination)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: April 1, 2016

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